Exhibit 99.4

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

Attachment A

Reply Slip

To: China Southern Airlines Company Limited

I/we intend to attend (in person/by proxy) the annual general meeting of the Company to be held on Tuesday, 27 June 2023.

Name[2]

Number of ordinary shares registered in my name[3]

Identity card/passport number (if applicable)1, [4]

Share account number (if applicable)

Mailing address

Telephone number (if applicable)

Signature[5]:	Date:

Notes:

1.	Please delete the option which is not applicable.
2.	Please insert your full name in both English and Chinese in block capital letters.
3.	Please attach a photocopy of proof of ownership of your shares (if applicable).
4.	Please attach a photocopy of your identity card/passport (if applicable).
5.

This reply slip must be signed by the registered shareholder. If the registered shareholder is a company or an organization, then this reply slip must be sealed with the common seal of such company or organization or under hand by any directors or agents duly appointed by such company or organization.

6.

Your personal data provided in this reply slip will be used in connection with processing your request for attending the annual general meeting of the Company. The supply of your personal data is on a voluntary basis. However, the Company may not be able to process your request unless you provide us with your personal data.